UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION
(Amendment No. 1)

Consent Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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☐  Definitive Consent Statement
☐  Definitive Additional Materials
☐  Soliciting Material Pursuant to § 240.14a-12

PREMIER EXHIBITIONS, INC.
(Name of Registrant as Specified in Its Charter)

SELLERS CAPITAL LLC
SELLERS CAPITAL MASTER FUND, LTD.
MARK A. SELLERS III
MARK A. HUGH SAM
SAMUEL S. WEISER
(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

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[PRELIMINARY COPY — SUBJECT TO COMPLETION DATED DECEMBER 12, 2008]

December   , 2008

To our fellow shareholders of Premier Exhibitions, Inc.:

We are sending you the attached Consent Solicitation Statement and the accompanying WHITE consent card because we are soliciting consents from the shareholders of Premier Exhibitions, Inc. (the “Company” or “Premier Exhibitions”) to elect four members to vacancies on the Company’s Board of Directors (the “Company Board”). The Company Board is currently comprised of a single class of eleven directors, and there are currently seven directors on the Company Board. Each of our nominees, if elected, would hold office until the Company’s next annual meeting of shareholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal.

We are seeking your support for the election to the Company Board of our four nominees, William M. Adams, Christopher J. Davino, Jack Jacobs and Bruce Steinberg. We believe that these four nominees, along with the two directors currently serving on the Company Board that were designated by us, Mark A. Sellers and Mark A. Hugh Sam, will provide new leadership for the Company with the goal of maximizing shareholder value under the leadership of a new chief executive officer. We believe that our proposed nominees and existing designees on the Company Board are committed to obtaining the best possible result for the Company’s shareholders.

We urge you to carefully consider the information contained in the attached Consent Solicitation Statement and then support our efforts by signing, dating and returning in the enclosed postage-paid envelope the WHITE consent card. The attached Consent Solicitation Statement and the enclosed WHITE consent card are first being sent or given to the Company’s shareholders on or about January [  ], 2009.

We urge you not to sign any revocation of consent card that may be sent to you by the Company. If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to us at the address set forth on page 1 of the attached Consent Solicitation Statement or to The Altman Group, which is assisting us in this consent solicitation, at its address listed on the back page of this Consent Solicitation Statement.

If you have any questions or require any assistance with providing your consent, please contact The Altman Group at one of the telephone numbers listed on the back page of this Consent Solicitation Statement.

Thank you for your support,

Mark A. Sellers III
Managing Member, Sellers Capital LLC

Consent Solicitation Statement

This Consent Solicitation Statement and WHITE consent card are furnished by Sellers Capital LLC and Sellers Capital Master Fund, Ltd. (together, “Sellers Capital”) in connection with their solicitation of written consents from you, the holders of shares of common stock, par value $.0001 per share (the “Shares”), of Premier Exhibitions, Inc., a Florida corporation (the “Company”), to take the following action (the “Proposal”) without a shareholders’ meeting, as authorized by the Florida Business Corporation Act and the Company’s by-laws:

The Proposal: Elect the nominees of Sellers Capital — William M. Adams, Christopher J. Davino, Jack Jacobs and Bruce Steinberg — described in this Consent Solicitation Statement to serve as members of the Board of Directors of the Company (the “Company Board”), or, if any such nominee is unable to serve as a member of the Company Board in the circumstances described on the WHITE consent card, any other person designated as a nominee by Sellers Capital.

The participants in this consent solicitation are Sellers Capital, each of our four board nominees, and three of our employees and investors, Mark A. Sellers, Mark A. Hugh Sam and Samuel S. Weiser. Mr. Sellers and Mr. Hugh Sam currently serve on the Company Board. Information regarding these participants appears under the section titled “Information About the Participants” below. Consents are not being solicited under this Consent Solicitation Statement by the Company Board or management of the Company.

This Consent Solicitation Statement and the enclosed WHITE consent card are first being sent or given to the Company’s shareholders on or about January [  ], 2009.

On December [  ], 2008, Sellers Capital provided its written consent to the Proposal to the Secretary of the Company, thereby fixing a record date for determining shareholders entitled to give their written consent to the Proposal described herein (the “Record Date”). Under Florida law, shareholders of record as of the close of business on the Record Date will be entitled to one vote for each Share held as of that date. Sellers Capital is the beneficial owner of 4,778,399 Shares, representing approximately 16.3% of the outstanding Shares, based upon the 29,284,999 Shares reported by the Company as being outstanding as of October 6, 2008 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2008. By delivering its written consent to the Proposal to the Company, Sellers Capital has voted all of its Shares in favor of the Proposal.

The mailing address of the principal executive officers of Sellers Capital is 311 S. Wacker Drive, Suite 925, Chicago, Illinois 60606. The mailing address of the principal executive offices of the Company is 3340 Peachtree Road, N.E., Suite 2250, Atlanta, Georgia 30326.

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE
CONSENT CARD IN FAVOR OF THE PROPOSAL DESCRIBED HEREIN.

Questions and Answers Relating to the Consent Solicitation
Reasons for the Solicitation
Background to the Solicitation
Litigation
The Proposal -- Election of Our Four Board Nominees
Consent Procedures
Solicitation of Consents
Information About the Participants
Other Matters and Additional Information
Shareholder Proposals for the Company’s 2009 Annual Meeting
Forward-Looking Statements
Appendix A
Appendix B
Appendix C
Appendix D
Important

Questions and Answers Relating to the Consent Solicitation

What are you asking that shareholders consent to?

We are seeking your support for the election to the Company Board of our four nominees, William M. Adams, Christopher J. Davino, Jack Jacobs and Bruce Steinberg. Our nominees to the Company Board would fill the four vacancies that currently exist on the Company Board. We believe that these four nominees, along with the two directors currently serving on the Company Board that were designated by us, Mark A. Sellers and Mark A. Hugh Sam, will provide new leadership for the Company with the goal of maximizing shareholder value under the leadership of a new chief executive officer. As described more fully in this Consent Solicitation Statement, we believe that our proposed nominees and existing designees to the Company Board are committed to obtaining the best possible result for the Company’s shareholders.

Who are Sellers Capital’s board nominees?

William M. Adams, Christopher J. Davino, Jack Jacobs and Bruce Steinberg are highly qualified individuals with significant business experience. The principal occupation and business experience of each of these nominees is described in this Consent Solicitation Statement under the section titled “The Proposal — Election of Our Four Board Nominees,” which we urge you to read. Each of our nominees would be an independent director of the Company under the listing standards of the Nasdaq Stock Market, and none of our nominees is currently affiliated with Sellers Capital, the Company or any subsidiary of the Company. There are no contractual arrangements between our nominees and any other person relating to this consent solicitation, other than the consent that each of our nominees has provided to Sellers Capital to be named in this Consent Solicitation Statement, to be nominated as a member of the Company Board, and to serve as a director of the Company if elected. If elected to the Board, our nominees would owe fiduciary duties to all of the Company’s shareholders.

Who is making the consent solicitation?

This consent solicitation is being made by Sellers Capital LLC and Sellers Capital Master Fund, Ltd., which are referred to together in this Consent Solicitation Statement as “Sellers Capital.” Our board nominees and three of our employees and investors, Mark A. Sellers, Mark A. Hugh Sam and Samuel S. Weiser, are also considered participants in this consent solicitation. Mr. Sellers and Mr. Hugh Sam currently serve on the Company Board. Sellers Capital is the beneficial owner of 4,778,399 Shares, representing approximately 16.3% of the outstanding Shares of the Company, based upon the 29,284,999 Shares reported by the Company as being outstanding as of October 6, 2008. By delivering its written consent to the Proposal to the Company, Sellers Capital has voted all of its Shares in favor of the Proposal. Additional information about Sellers Capital and the other participants in this consent solicitation can be found in the sections of this Consent Solicitation Statement titled “The Proposal — Election of Our Four Board Nominees” and “Information About the Participants.” If the Proposal is adopted, Sellers Capital will have nominated six of the eleven directors on the Company Board.

Why is Sellers Capital making this consent solicitation?

We are currently the owner of approximately 16.3% of the Company’s outstanding Shares. Since becoming a shareholder of the Company on May 9, 2007, we have watched the Company’s share price fall more than 96% from an all-time high of $18.62 to a recent low of $0.56. We do not believe that this decline is due to the deteriorating economic environment, but is the result of poor financial performance of the Company that we believe is due to poor management of the Company’s business, as we describe in detail in the section of this Consent Solicitation Statement titled “Reasons for the Solicitation.”

We believe our nominees possess the skills and experience necessary to effectively govern the Company’s management and assist it with developing a turnaround plan that will leave the Company stronger financially and structured properly so that it can respond successfully to opportunities in the exhibition business globally. Our nominees, together with our two current board member designees, are committed to taking the necessary steps to address the Company’s problems.

We urge you to read in their entirety the sections of this Consent Solicitation Statement titled “Reasons for the Solicitation” and “Background to the Solicitation.”

Who can provide a consent to the Proposal?

If you are a record holder of Shares as of the close of business on the Record Date, you have the right to consent to the Proposal. The Record Date for this consent solicitation is December [  ], 2008. If you are a shareholder of record at the close of business on the Record Date, you will retain your right to consent even if you sell your Shares after the Record Date.

What is the deadline for providing a consent?

We urge you to submit your consent as soon as possible. For the Proposal to be adopted, written consents from the holders of at least a majority of the Shares must be delivered to the Company within 60 days of the earliest dated written consent delivered to the Company. Since Sellers Capital delivered its written consent to the Company on December [  ], 2008, written consents from the requisite holders must be delivered to the Company by no later than February [  ], 2009. If you wish to provide a consent to the Proposal, you should therefore sign, date and return in the enclosed postage-paid envelope the WHITE consent card as soon as possible. We urge you to act as soon as possible to ensure that your consent will count.

How many consents must be received to adopt the Proposal?

To adopt the Proposal, written consents representing a majority of all of the Shares outstanding as of the Record Date are required under Florida law. Generally, under Florida law, directors of the Company are elected by a plurality of the votes of Shares present in person or represented by proxy and entitled to vote at a meeting of the Company’s shareholders. Since the Proposal is being adopted through an action without a meeting, it requires approval by the holders of Shares having not less than the minimum number of votes that would be necessary to adopt the Proposal at a meeting at which all Shares were present and voted. Therefore, the Proposal requires the approval of the holders of a majority of all of the Shares outstanding.

Since Sellers Capital holds 16.3% of the outstanding Shares of the Company, based on the number of Shares reported by the Company to be outstanding as of October 6, 2008, consents from the holders of only approximately 33.8% of the Company’s Shares must be received in order for the Proposal to be adopted.

How do I provide a consent?

To provide a consent, please sign, date and return in the enclosed postage-paid envelope the enclosed WHITE consent card today. Failure to return your consent will have the same effect as voting against the Proposal.

If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a consent with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE consent card in favor of the Proposal. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to The Altman Group, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

What if I want to revoke my consent?

Any written consent may be revoked prior to the date that the Company receives the required number of consents to adopt the Proposal. To be effective, a revocation must be in writing and received by the Company at its principal office or received by the corporate secretary of the Company or other officer or agent of the Company having custody of the book in which proceedings of meetings of shareholders are recorded. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier revocation. Although a revocation must be delivered to the Company to be effective, we request that a copy of all revocations of consents be mailed, delivered or sent by facsimile to The Altman Group, at its address or facsimile number set forth on the back page of this Consent Solicitation Statement, so that we will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents in favor of the Proposal have been received.

Who should I call if I have any questions about the solicitation?

If you have any questions, require assistance in voting your WHITE consent card, or need any additional copies of our consent solicitation materials, please call The Altman Group at one of the telephone numbers listed on the back page of this Consent Solicitation Statement.

Reasons for the Solicitation

As the beneficial owner of 4,778,399 Shares of the Company, representing approximately 16.3% of the Company’s outstanding Shares, Sellers Capital is the largest institutional shareholder of the Company. Our interest, similar to the interests of all shareholders, is to maximize shareholder value. We are soliciting your consent to elect our four nominees to the Company Board. We believe that the Company’s CEO and the Company Board have failed to effectively manage the Company’s business and maximize its strategic capabilities. In our opinion, as described below, the Company’s recent history shows a pattern of executive mismanagement and a lack of proper corporate governance.

We believe our nominees possess the skills and experience necessary to effectively govern management and assist it with developing a turnaround plan that will leave the Company stronger financially and structured properly so that it can respond successfully to opportunities in the exhibition business globally. Our nominees, together with our two current board member designees, are committed to taking the necessary steps to address the problems that have caused the Company’s Share price to fall more than 96% from an all-time high of $18.62 to a recent low of $0.56. If we are successful in our consent solicitation, we have a plan for the Company that we describe at the end of this section.

In the following discussion, and the discussion above, any reference to the Company Board is a reference to members of the Company Board other than our designees serving on the Company Board, Mr. Sellers and Mr. Hugh Sam. We exclude our designees from references to the Company Board because, as described below and in the “Background to the Solicitation” section, our board designees have repeatedly sought to have the Company Board implement changes in the areas discussed below. All of the comments noted below have been discussed with or presented to the Company’s CEO, Mr. Arnie Geller, and the Company Board by Mr. Sellers and Mr. Hugh Sam.

Discussion

We are seeking to add four directors to the Company Board to fill four vacancies that currently exist. We believe the Company has performed unsatisfactorily both in the short-term and over the long-term during the period that we have been investors. We also believe that the current CEO, who also serves as Chairman of the Board, has been unwilling or unable to make the difficult decisions that are necessary to reposition the Company for growth, instead pursuing a business approach that we believe is only reactive to immediate problems and ignores long-range strategic planning. We believe that no clearly defined business plan exists and, therefore, long-term corporate opportunities for the Company are limited. The current independent directors, in our view, have been unwilling or unable to force the CEO to adhere to basic rules of management that dictate ongoing, regular and periodic consultation between the board and management to adequately protect the Company’s shareholders. Instead, the directors in our view have given the CEO “carte blanche” to manage the business without a documented business plan or basic reporting structure that routinely presents material business matters to the board for review and approval.

The following is a summary of the reasons we believe that change is necessary to ensure the viability of the Company and to protect and enhance shareholder value.

1.	We believe the decline in the Company’s Share price is not the result of general stock market or economic decline but the result of poor management.

The price of the Company’s Shares has dropped more than 96% from its all time high of $18.62 to a recent low of $0.56. Quarterly revenue decreased 6.3% to $15.1 million for the second quarter of fiscal 2009 from $16.1 million in the second quarter of fiscal 2008, while gross profit decreased 41% to $7.1 million from $12.1 million for the same quarter in fiscal 2008. For the first six months of fiscal 2009, general and administrative expenses increased 113% to $12.7 million from $6.0 million in the first six months of fiscal 2008. For the first six months of fiscal 2009, net income was $0.0 million compared to $8.8 million for the first six months of fiscal 2008. EBITDA of the Company declined to $1.3 million in the first six months of fiscal 2009 from $15.3 million in the first six months of fiscal 2008. The Company’s earnings per share declined to $0.03 per share in the second quarter of fiscal 2009 from $0.19 per share in the second quarter of fiscal 2008.

The Company’s cash balance also continues to decline. The Company’s cash and cash equivalents were $24.5 million as of August 31, 2007, $24.0 million as of November 30, 2007, $16.4 million as of February 29, 2008, $13.5 million as of May 31, 2008, and $8.1 million as of August 31, 2008.

In addition to the recent poor financial performance, the decline in the Company’s Share price can also be attributed to problems with its core exhibition business. The Company’s revenues from the “Bodies” exhibitions continue to decline. The Company’s exhibition revenue decreased approximately 18.4% to $12.6 million during the second quarter of fiscal 2009 from $15.5 million for the second quarter of fiscal 2008. The Company has reported that this decrease is attributable to an attendance reduction of 15% at the Company’s “Bodies” and Titanic exhibitions in the second quarter of fiscal 2009 compared to the second quarter of fiscal 2008. In addition, we have seen from having two designees on the Company Board that the Company has experienced significant delays in rolling out new exhibits and new product development that have impacted the Company’s performance. The longer it takes to introduce new exhibitions, the more costs are incurred with no corresponding revenue to offset those costs. The Company has experienced delays in rolling out its “Luxor” exhibitions. “Dialogue” has been delayed multiple times and the launch of “Sports Immortals” has been postponed several times as well. Not only are revenues declining and new exhibition projects being delayed but we believe that several current venue locations are not profitable. Without new sources of revenue from new exhibitions, we believe the Company has become too dependant on “Bodies” and Titanic.

Based on these trends, we believe the decline in the Company’s Share price is not a function of the deteriorating economic environment but the result of poor financial performance that we believe is due to poor management of the Company’s business.

2.	We believe that the CEO has difficulties working with other senior managers, and that the Company has no succession plan in place for the CEO.

In 2007, the Company hired a new CEO who we understand, through our two board designees, ultimately resigned because of his inability to work with Mr. Geller, resulting in Mr. Geller’s assumption of the CEO role again. Mr. Harold W. Ingalls, the Company’s Chief Financial Officer, who was hired in February 2008, and Ms. Kelli L. Kellar, the Company’s Chief Accounting Officer, who was hired in November 2007, have also recently announced their intentions to resign based upon their inability to work with other members of the Company’s senior management. Mr. Ingalls specifically referenced his inability to work with Mr. Geller. The Company’s previous Chief Financial Officer, Mr. Stephen Couture, resigned on February 15, 2008 after being with the Company for only two years.

Ten people, including the most recently hired Vice President of Marketing, have recently been fired and the Vice President of Sponsorships was both hired and resigned in 2008, which we know from having two designees on the Company Board. The Company has reported that Mr. Bob Sirmans, the Company’s Vice President of Business Development and Strategy, resigned during the second quarter of fiscal 2009. On August 19, 2008, Mr. Brian Wainger resigned as Vice President, Chief Legal Counsel and Secretary of the Company.

We believe that this pattern indicates a problem in attracting and retaining qualified senior level managers, yet the Company Board has not held Mr. Geller accountable for these problems or implemented a succession plan to replace him, either due to these problems or in the event that he is unable to continue as CEO.

3.	We believe the Company has a bloated infrastructure with a pattern of nepotism contributing to Mr. Geller’s inability to cut unnecessary personnel costs.

The Company’s expenses continue to increase at a faster pace than revenues. The Company’s publicly reported “general and administrative” expense increased from $6.0 million during the first six months of fiscal 2008 based on $27.5 million in revenues to $12.7 million during the first six months of fiscal 2009 based on $30.3 million in revenues.

The Company’s personnel costs have outstripped revenue growth and, to date, no reduction in staff has been announced by the Company. We believe this failure to control personnel costs is the result of poor management, inadequate human resource policies and nepotism in corporate hiring practices. We know from having two designees on the Company Board that the Company currently employs Mr. Geller’s wife in a senior role with Mrs. Geller reporting to Mr. Geller. Mr. Geller has also employed his niece. Another senior manager employs his father-in-law and his brother, with both individuals reporting to that senior manager, and has a contract in place with another brother who reports to that senior manager. The Company has a policy of not hiring employees who would report to a family member, but this policy has been allowed to be violated.

The Company has been unable to reduce its infrastructure costs, which we believe is the direct result of poor oversight by the Company Board and a pattern of nepotism that prevents significant personnel cuts from being made.

4.	We believe Mr. Geller’s salary is excessive and well beyond what is appropriate for the Company’s size.

In fiscal 2008, Mr. Geller was paid a base salary of $676,000 and total compensation of $1.26 million. Meanwhile, companies of similar market capitalization pay their CEOs a base salary in a range generally below $200,000. In addition, Mr. Geller’s spouse receives $190,000 as a senior designer and in fiscal year 2008 received $300,000 in salary and royalties. The market capitalization of the Company is currently only approximately $30.0 million and the Company is losing money. We believe that Mr. Geller’s current compensation is more in line with companies with a significantly higher market capitalization than the Company. We believe Mr. Geller’s salary and the salary of his spouse is another indication of decisions at the Company being made without the interests of the Company’s shareholders being paramount.

5.	We believe the Company and Mr. Geller have failed to articulate a plan for realizing value from the Titanic assets and have allowed the assets to be tied-up in litigation for years.

The Company’s Titanic litigation involves the Company’s attempts to gain title to artifacts from the wreckage of the Titanic recovered by a subsidiary of the Company from salvage expeditions beginning in 1993. From the Company’s public reports, we understand that the litigation has involved courts in France and the U.S. federal courts and has been ongoing in the United States since at least 1994.

We believe that the Company and Mr. Geller have yet to develop and articulate a plan for what the Company intends to do with the Titanic assets, which has delayed a final decision by the court. If our nominees are elected, we will assist management in developing a plan for these assets that will demonstrate respect for the artifacts and articulate a plan for displaying these items in exhibitions globally. If the Titanic assets are awarded to the Company by the court, it will be our intention to keep the artifacts together as a collection and not sell any artifacts individually or in small lots. We might support a sale of the entire collection if the Company retains rights to exhibit the collection globally, and we would not support any action with respect to the artifacts that is inconsistent with any court order. We believe the Titanic assets represent value in excess of the current market price for the Company’s Shares. However, the Titanic assets are undervalued by prospective investors because the assets have been tied-up in litigation for so long that the value to the Company appears uncertain. We believe the delay in resolving the court case and implementing a plan for realizing value from these assets reflects mismanagement by the Company Board and Mr. Geller.

6.	We question the Company’s corporate governance practices and actions.

It is our understanding from having two designees on the Company Board that the Company Board has allowed management to conduct business for years without a formal business plan. In addition, our two designees on the Company Board have seen that there is no standard monthly reporting package for the board’s review and approval that details: (a) detailed budget versus actual results; (b) proper financial forecasts; (c) the status of all pending litigation, including the Titanic litigation; (d) pending contract negotiations and developments related to material business transactions; (e) personnel issues; and (f) pending new product development with timelines, cost estimates and progress updates. Throughout their tenure on the Company Board, our designees have repeatedly asked the Company Board and Mr. Geller to have a proper business plan prepared and to provide an appropriate monthly reporting package for the board’s review.

Under the leadership of the former CEO, the Company entered into several transactions, including the Times Square transaction, Luxor transactions and commitments regarding two permanent exhibitions in Boston and Chicago that would have cost the Company up to tens of millions of dollars if the transactions were not terminated or renegotiated. The Company would be under contractual obligations for these payments despite its declining cash balance referenced earlier, although we understand that the Company is continuing in its efforts to terminate some of these obligations. We believe that these arrangements were entered into without proper oversight by the Company Board. Since learning of these transactions, our board designees have repeatedly asked Mr. Geller for updates on the Company’s efforts to terminate or renegotiate these arrangements and have repeatedly raised with the Company Board the issue of resolving them.

In addition, we understand through our board designees that Mr. Geller has handled significant changes in the Titanic lawsuit without the consent of the Company Board. In their requests to Mr. Geller, Mr. Sellers and Mr. Hugh Sam discovered this, along with other instances where Mr. Geller has failed to keep the Company Board apprised of significant business developments. For example, when the Company’s Vice President of Sponsorships left the Company, Mr. Geller failed to inform the Board of the occurrence although such information was relevant to the development of one of the Company’s projects. Mr. Geller has also negotiated a contract that would have restricted the Company’s ability to capitalize on international opportunities even though the Board had indicated a desire for Mr. Geller to remedy those restrictions. This course of action was changed only due to the strenuous objections and efforts of our board designees.

There are other instances of questionable judgment by the Company Board. For example, on March 14, 2006, the Company amended Mr. Geller’s employment agreement to provide to Mr. Geller a cash bonus equal to “10% of the Company’s quarterly net income.” This arrangement also applied retroactively for all periods commencing on July 30, 2004. We believe that crafting a bonus as a percentage of the Company’s net income creates a conflict of interest and runs contrary to the interests of shareholders, providing incentives to inflate earnings and detracting from shareholder value. The Company Board quickly rescinded this bonus provision.

In addition, as described in the section of this Consent Solicitation Statement titled “Background to the Solicitation,” the Company disclosed to the public the notices of resignation of Mr. Ingalls, its Chief Financial Officer, and Ms. Kellar, its Chief Accounting Officer, more than three weeks after the resignations were provided to the Company and more than two weeks after the disclosure was required to be made under SEC rules. As described in the “Background to the Solicitation” section, the Company made this disclosure only after we reminded the Company Board of its obligations.

We believe the Company Board has exercised “lax oversight” by allowing management to operate for years without a business plan, failing to appropriately monitor management, failing to address the high turnover of senior management, failing to address the Company’s issues with nepotism, failing to address the Company’s rising administrative and personnel costs, and failing to address the Company’s declining financial performance. We have repeatedly raised these issues with Mr. Geller and the Company Board through our board designees and, as described in the “Background to the Solicitation” section, our letters and our press releases.

7.	We believe the Company has a history of over-promising and under-delivering.

The Company has consistently missed earnings estimates made by analysts, which are based on company-provided data and quarterly earnings conference calls. For the three fiscal quarters ended May 31, 2008, the Company’s earnings were below analysts’ forecasts by a range of 38% to 150%, although for the fiscal quarter ended August 31, 2008 the analysts’ estimate was $0.01 per share and the Company reported $0.03 per share in earnings.

On the Company’s earnings call on May 11, 2007, Mr. Geller stated that the Company could earn $1.50 per share in 2008, which is significantly different from the Company’s recent earnings per share results. Four days after the May 11, 2007 earnings call, the Company retracted these comments made by Mr. Geller and, on May 21, 2007, the Company issued formal earnings guidance for its 2008 fiscal year of $0.68 per share. The Company ultimately reported earnings for its 2008 fiscal year of $0.37 per share.

We believe that poor financial stewardship of the Company has resulted in inflated earnings and performance expectations that the Company has been unable to deliver upon. We believe that this track record has hurt the credibility of the Company’s management and the Company Board.

Our Plan

If we are successful in this consent solicitation and our four nominees are elected to the Company Board, it is our intent to propose that the Company Board take the following actions:

•	Terminate Mr. Geller as CEO and Chairman of the Board;

•	Implement a search process for a new CEO;

•	Name an interim CEO until a full time replacement for Mr. Geller can be found;

•	Adjust compensation for senior managers that is more clearly aligned with the interests of shareholders;

•	Evaluate and, if necessary, amend the Company’s personnel policies;

•	Develop a strategic business plan for the Company that incorporates capital allocation strategies as a critical measure of future product development;

•	Produce monthly reporting packages that fully detail the status of all elements of the Company’s business for review by the Company Board;

•	Engage management to cut fixed and variable costs dramatically without jeopardizing the Company’s ability to survive and prosper;

•	Evaluate and overhaul the Company’s production activities;

•	Evaluate all existing venues and close unprofitable exhibitions;

•	Rebuild the sales and marketing function both domestically and internationally;

•	Evaluate all existing contracts and make efforts to restructure those that may not be in the Company’s best interest; and

•	Increase the Company’s efforts to resolve the Titanic litigation.

It is our intent to propose that the Company terminate Mr. Geller for “cause,” under the terms of his employment agreement. If Mr. Geller is terminated for “cause,” he will be entitled to no further compensation, bonus or severance from the Company. If Mr. Geller were terminated for a reason other than “cause,” or if “cause” could not be established by the Company, then Mr. Geller may be entitled to receive a lump sum payment equal to 299% of his base salary. It is also possible that, in the event that Mr. Geller is terminated or voluntarily resigns, the Company may make a severance payment to Mr. Geller in connection with a negotiated settlement.

In the event that Mr. Geller is terminated or resigns as CEO, the interim CEO that we propose might be one of our board nominees. We currently anticipate that the candidate would be Mr. Bruce Steinberg. However, in the event that Mr. Geller is terminated or resigns, we would consider all available candidates and would propose that the Company Board choose the most appropriate candidate available based on the Company’s circumstances at the time, including its financial circumstances and the most pressing issues facing the Company at the time.

If our nominees are elected, during the first six months our goal will be to develop a turnaround plan for the Company that exploits its strengths and addresses its weaknesses. This will involve a complete evaluation of all aspects of the Company’s business. The director nominees that we have assembled all have relevant experience to assist in this process. Although we can guarantee no specific results, we are confident that our board nominees will be committed to directing the Company’s efforts towards yielding the best results for its shareholders.

Background to the Solicitation

The principal business of Sellers Capital LLC is to advise privately held investment funds, including Sellers Capital Master Fund, Ltd. Sellers Capital LLC is currently the Investment Manager for Sellers Capital Master Fund, Ltd. The principal business of Sellers Capital Master Fund, Ltd. is to operate privately held investment funds for institutions and high net worth individuals.

We purchased our first Shares of the Company on May 9, 2007. On March 20, 2008, we filed a Schedule 13D with the SEC disclosing that we had accumulated approximately 6.92% of the Company’s outstanding Shares. At that time, we believed the Company’s share price to be undervalued because:

•	The Company was about to roll out more “Bodies” exhibitions;

•	The Company was planning to move its business model towards a self-run model, which was supposed to increase margins — this included the “Luxor” venue, which had recently been announced;

•	We believe that the Company was indicating that the Titanic case was finally going to be resolved;

•	The Company was indicating that it was going to add up to three new exhibitions, including its recently announced “Sports Immortals” exhibition; and

•	The Company had recently hired new senior management.

On July 8, 2008, the Company announced first quarter results for its 2009 fiscal year, which were below expectations. Revenue for the first quarter increased to $15.2 million from $11.4 million in the first quarter of the prior fiscal year. The Company realized a net loss of ($0.9) million for the first quarter compared to net income of $3.3 million in the first quarter of the prior fiscal year. Diluted income (loss) per common share for the quarter fell to ($0.03) per share from $0.10 per share in the first quarter of the prior fiscal year. EBITDA for the quarter fell to ($0.1) million from $5.7 million in the first quarter of the prior fiscal year. Adjusted EBITDA for the quarter fell to $1.5 million from $6.2 million in the first quarter of the prior fiscal year.

After the Company’s surprisingly negative results, we took the opportunity to add to our holdings. In July 2008, as we increased our holdings we filed three successive amendments to our Schedule 13D disclosing that we had increased our holdings to approximately 11.21%, 15.41% and 16.81% of the Company’s outstanding Shares.

On July 11, 2008, after analyzing the Company’s first quarter results and speaking with management, we wrote a letter to the Company Board. In the letter, we outlined our concerns that the Company’s Share price had declined due to mismanagement of the business rather than because of a general stock market decline or general economic conditions. We took issue with several elements of the Company’s business strategy, which we thought had been detrimental to shareholder value in both the short-term and long-term. We believed that the Company had spent too much money bulking up infrastructure in a quest for growth without regard for maintaining profitability, and in the process had eroded shareholder value.

In the letter, we outlined several steps that we believed the Company should consider taking to restore the Company’s profitability. These steps included renegotiating the compensation packages for top management (pointing to Mr. Geller’s and Mr. Eskowitz’s cash compensation packages of $1.0 million and $1.3 million, respectively, over the last year), implementing a plan to improve the deteriorating fundamentals of the “Bodies” exhibitions, retaining a nationally-recognized “Big Four” auditor, imposing controls on the Company’s cost structure, and requiring management to demonstrate the economic feasibility of all growth initiatives by ensuring that they meet internal rate of return requirements.

At the end of the letter, we also requested that Mr. Mark Sellers and Mr. Mark Hugh Sam be added to the Company Board in order to bring a fresh approach to oversight and governance of the Company. We also noted our belief that earnings and cash flow per share, rather than top-line revenue growth, are the metrics the Company should focus on.

After a number of discussions with the Company, we wrote another letter to the Company Board on July 15, 2008. We again outlined our request to have two designees placed on the Company Board and also voiced our displeasure with the Company’s proposal to reincorporate in Delaware, which we believed would diminish some important shareholder rights, including the right for shareholders to call a special meeting of shareholders.

In response to our requests, on July 18, 2008 the Company announced that it was postponing its 2008 annual meeting of shareholders, which was originally scheduled for August 6, 2008 and at which the Company planned to ask shareholders to vote on the Company’s proposal to reincorporate in Delaware.

On July 23, 2008, Mr. Sellers and Mr. Hugh Sam were appointed to the Company Board. At that time, the Company also agreed that Mr. Sellers and Mr. Hugh Sam would be nominated by the Company for election to the Company Board at the Company’s 2008 annual meeting of shareholders, which was set for October 30, 2008. In connection with the election of Mr. Sellers and Mr. Hugh Sam to the Company Board, the Company Board amended the Company’s by-laws to increase the size of the Company Board from nine to eleven members.

Shortly after being appointed to the Company Board, Mr. Sellers and Mr. Hugh Sam challenged the validity of the purported appointment of two individuals, Mr. Harold Ingalls and Mr. Gregg Goodman, to the Company Board. Our designees advised Mr. Arnie Geller, the Chairman of the Company Board, of their challenge and the legal basis for it and requested Mr. Geller to place the matter on the board’s agenda for its meeting on August 8, 2008. In addition, our designees discussed with Mr. Geller the possibility of his re-appointment as the Company’s Executive Chairman.

On August 8, 2008, the Company Board determined that the previously announced appointments of Mr. Ingalls and Mr. Goodman to the Company Board were “administratively ineffectual” and that they had therefore been determined not to be directors of the Company. On the same date, the Company Board re-appointed Mr. Geller as the Executive Chair. Mr. Ingalls was again added to the Company Board on August 21, 2008.

At this time, we also informed the Company that if our proposed financial and governance reforms were not adopted by the Company, we might undertake further measures in an effort to have these reforms adopted, which measures might include nominating our own slate of directors for election by the Company’s shareholders.

On August 18 and 19, 2008, in response to Mr. Geller being restored as Executive Chairman by the Company Board, several individuals resigned. Mr. Bruce Eskowitz, who was serving as the Company’s President and Chief Executive Officer and as a director, and Mr. Brian Wainger, who was serving as the Company’s Vice President, Chief Legal Counsel and Secretary, provided their resignations to the Company. In addition, Messrs. James S. Yaffe and Jonathan F. Miller provided their resignations as members of the Company Board. Mr. Yaffe is the nephew of Mr. Geller.

On October 7, 2008, the Company announced its financial results for the second quarter of its fiscal 2009. Revenue for the second quarter decreased to $15.1 million from $16.1 million in the second quarter of the prior fiscal year. For the first six months of fiscal 2009, revenue increased 10% to $30.3 million from $27.5 million in the first six months of the prior fiscal year. Net income in the second quarter fell to $0.9 million from $5.5 million in the second quarter of the prior fiscal year. For the first six months of fiscal 2009, net income fell to $0.0 from $8.8 million in the first six months of the prior fiscal year.

On October 30, 2008, Mr. Sellers and Mr. Hugh Sam were elected to the Company Board at the Company’s annual meeting of shareholders. After a lengthy board meeting held directly after the annual meeting, Mr. Sellers and Mr. Hugh Sam remained dissatisfied with the lack of progress they saw by the Company Board in implementing changes to improve the Company’s financial results.

In a letter presented to Mr. Geller on November 4, 2008 and in an announcement made on November 6, 2008, Sellers Capital called for the resignation of Mr. Geller and cited several reasons for Sellers Capital’s dissatisfaction. Among the reasons was what we saw as Mr. Geller’s excessive compensation in light of the Company’s declining market cap. In fiscal year 2008, Mr. Geller received a $676,000 salary and total compensation of $1.26 million, including a cash bonus of $300,000, even though the Company’s share price declined 55% during that fiscal year. In fiscal year 2009, his salary remained the same while the Company’s financial performance and share price continued to decline. We also noted the significant decline in the Company’s share price since mid-2007.

Some of the other factors noted for our concerns were what we saw as:

•	The Company’s declining cash balance and liquidity;

•	A bloated organizational structure and failure to implement a streamlined management structure to reduce payroll;

•	No clear plan to realize value from the Company’s Titanic assets tied up in litigation, and a continued failure to resolve the legal dispute;

•	Rampant nepotism and a lack of human resource policies designed to control the employment of family members and friends;

•	Mr. Geller’s management shortcomings and failure to create a succession plan; and

•	A stock price just above $1, risking a NASDAQ delisting.

In the letter to Mr. Geller and our announcement, we also proposed plans to fix the problems facing the Company. We proposed to reshape the Company Board by adding directors with restructuring and turnaround experience, as well as entertainment industry experience, and reshape the management team. Our plan proposed to cut costs across the Company and institute improved human resources and merit-based compensation policies. We proposed that, with the help of a new management team, the Company could make the changes necessary to restore the Company to profitability and build value for all shareholders.

Other steps that we proposed included:

•	Cutting fixed and variable costs dramatically and restoring profitability while keeping business disruptions to a minimum;

•	Reducing growth initiatives until the Company returned to profitability and was free-cash flow positive;

•	Focusing on a return on invested capital when making all capital budgeting decisions;

•	Using the cost savings from the management restructuring to hire a dedicated sales and marketing team for both U.S. and international operations; and

•	Developing a plan to realize value from the Company’s Titanic assets.

On November 11, 2008, Mr. Harold W. Ingalls, the Company’s Chief Financial Officer, and Ms. Kelli L. Kellar, the Company’s Chief Accounting Officer, delivered notices to the Company of their intent to terminate their employment with the Company based upon their “inability . . . to work with other members of the Company’s senior management.” Mr. Ingalls’ notice specifically mentioned his incompatibility with Mr. Arnie Geller, the Company’s Chief Executive Officer. Mr. Ingalls also stated that upon termination of his employment he would also resign as a member of the Company Board. Under the employment agreements of Mr. Ingalls and Ms. Kellar, the Company has 60 days in which to remedy the situation noted by Mr. Ingalls and Ms. Kellar. In a letter to the Company’s outside counsel on November 25, 2008, we advised the Company that it was required to disclose this development to its shareholders and the investing public. Under applicable SEC rules and published guidance, which we cited to the Company, the Company was required to have disclosed this information in a Current Report on Form 8-K filed with the SEC within four business days of the development, or November 17, 2008. On December 4, 2008, the Company finally disclosed this information in a Form 8-K filed with the SEC, noting that the filing was triggered by events occurring on November 11, 2008 but without providing any background to the notices of resignation.

On November 18, 2008, we sent a letter to the Company formally requesting copies of the Company’s shareholder lists, which is our right as a shareholder of the Company under Florida law. We had previously requested copies of the Company’s shareholder lists on an informal basis, but the Company did not provide any such lists to us. On November 25, 2008, we filed suit in the Circuit Court of the Thirteenth Judicial District in Hillsborough County, Florida seeking to have the court compel the Company to provide us the shareholder lists to which we are entitled under Florida law, which is described more fully in the section below titled “Litigation.”

On November 21, 2008, after another board meeting during which a business or restructuring plan that had been requested by the Company Board was not delivered, Sellers Capital announced that it would solicit shareholders to elect four independent directors to fill vacancies on the Company Board. In addition, Sellers Capital reiterated its call for the immediate resignation of Mr. Geller.

On November 25, 2008, our outside legal counsel sent a letter to the Company through its outside legal counsel reminding the Company of its obligation under Florida law to prepare and deliver to its directors minutes of all meetings of the Company Board, and noting that the Company had not provided minutes from the prior three meetings of the Company Board. The Company thereafter failed to provide minutes for a fourth and fifth meeting of the Company Board. On December 8, 2008, the Company provided proposed draft minutes for these five board meetings. On December 10, 2008, we sent to the Company a detailed list of what we saw as inaccuracies and deficiencies in the proposed minutes.

In a number of telephone calls and e-mails between November 20, 2008 and December 1, 2008, an attorney with our outside counsel and an attorney with the Company’s outside Florida counsel discussed the possibility of a meeting between us and members of the Company’s management and board to consider a possible resolution of the issues we have raised. On December 1, 2008, our outside counsel indicated to the Company’s outside counsel that we were open to considering proposed resolutions of our issues from the Company, but that we were not interested in having the proposed meeting at that time because we felt the meeting would not be productive. Our assessment was based on our prior interactions with the Company’s management and board and the issues that the Company’s outside counsel was unable to indicate would be on the table for discussion. Although the Company’s outside counsel indicated that there was acknowledgement of many of the issues we have raised, he did not indicate that Mr. Geller would consider resigning on a timeframe acceptable to us.

On Friday, December 5, 2008, a lawyer from the Company’s outside Florida counsel sent a letter via e-mail to our outside counsel informing us that, if we believe the Company is entitled to terminate Mr. Geller for cause, we have a fiduciary duty to report this to the Company and the Company has an obligation to consider the allegations. The lawyer requested that we provide the exact nature of our claims and any and all facts related to such claims, and stated that if we did not provide such information to the Company by the close of business on the following Monday that his law firm “as fiduciaries” would assume the potential issue to be resolved. The lawyer informed us by e-mail on December 10, 2008 that he was not authorized or directed by either the Company or Mr. Geller to send the letter, but that as counsel to the Company it is his “obligation to take all steps necessary to protect the company.”

On December 5, 2008, the same day we received his letter via e-mail, we sent a letter via e-mail to this lawyer, through our outside counsel, stating that we agreed that the Company Board has an obligation to review Mr. Geller’s potential termination for cause and that the Company Board should immediately commence such a review. We acknowledged that our board designees would participate in such a review, and asked for the opportunity for our board designees to present information to the Company Board. We informed the lawyer, however, that his arbitrary deadline of the close of business on the following Monday for the receipt of supporting information was inappropriate. On December 10, 2008, we sent a 30-page document (including a 10-page letter and 20 pages of attachments) to the Company Board outlining the reasons why we believe Mr. Geller should be terminated for cause, and we requested that the Company Board undertake an appropriate review.

Since issuing our November 4, 2008 letter to Mr. Geller, we believe that Mr. Geller and the Company Board have taken little action to address the issues raised by us. In the instances in which we have produced positive change through the Company Board, we have had to undertake significant efforts to have our voice heard.

Litigation

On November 18, 2008, we sent a letter to the Company formally requesting copies of the Company’s shareholder lists, which is our right as a shareholder of the Company under Florida law. We had previously requested copies of the Company’s shareholder lists on an informal basis, but the Company did not provide any such lists to us.

On November 24, 2008, the Company, through its outside counsel, denied our request for the shareholder lists on the basis that we had not described the purpose for our request with “reasonable particularity,” even though we had previously issued two press releases about our proposed consent solicitation and our request stated that we were making the request “in [our] role as a shareholder of the Company, in good faith, for the purpose of identifying the shareholders that [we] may contact in connection with a possible solicitation of proxies effected in the near future in accordance with the Exchange Act” and that we would “not use these lists for any improper purpose” under Florida law.

Because the Company had waited six days to respond to our request and we believed the Company’s basis for denying our request was without merit and simply a delay tactic, on November 25, 2008, we filed suit in the Circuit Court of the Thirteenth Judicial District in Hillsborough County, Florida seeking to have the court compel the Company to provide us the shareholder lists to which we are entitled under Florida law.

On the same day that we filed our suit against the Company, and several hours after we informed the Company in writing that we filed the suit, the Company, through its outside counsel, responded that the Company would now “assuredly comply” with the request for the shareholder lists, on the basis that our cover letter providing a courtesy copy of the complaint “now satisfies the requirements of Florida law.”

After agreeing to provide the requested lists, the Company, through its outside counsel, filed a motion to dismiss our complaint on November 26, 2008. In its motion, the Company’s counsel implied to the court that we filed our complaint after the Company said they would provide the lists, which is a misstatement that we have corrected both with the court and the Company’s outside counsel.

On December 2, 2008, the Company, through its outside counsel, informed us that it would make certain documents available for inspection and copying at its principal offices in Atlanta, Georgia, and on December 3, 2008, our representative visited the Company’s offices to review and copy these documents. Since we believe the Company has not provided us with all of the shareholder lists that we requested, we currently intend to continue to pursue the litigation.

The Proposal — Election of Our Four Board Nominees

The Company Board is currently comprised of a single class of eleven directors, and there are currently seven directors on the Company Board. Our nominees to the Company Board would fill the four vacancies that currently exist on the Company Board. Pursuant to the Company’s by-laws, each of our nominees, if elected, would hold office until the Company’s next annual meeting of shareholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal.

To adopt the Proposal, written consents representing a majority of all of the Shares outstanding as of the Record Date are required under Florida law. Generally, under Florida law, directors of the Company are elected by a plurality of the votes of Shares present in person or represented by proxy and entitled to vote at a meeting of the Company’s shareholders. Since the Proposal is being adopted through an action without a meeting, it requires approval by the holders of Shares having not less than the minimum number of votes that would be necessary to adopt the Proposal at a meeting at which all Shares were present and voted. Therefore, the Proposal requires the approval of the holders of a majority of all of the Shares outstanding.

By delivering its written consent to the Proposal to the Company, Sellers Capital has voted all of its Shares in favor of the Proposal. Since Sellers Capital holds 16.3% of the outstanding Shares of the Company, based on the number of Shares reported by the Company to be outstanding as of October 6, 2008, consents from the holders of only approximately 33.8% of the Shares must be received in order for the Proposal to be adopted. Shareholders of the Company do not have dissenters’ rights of appraisal or similar rights under Florida law in connection with the Proposal.

Our Nominees

The following table sets forth the name, age, business and residence addresses, current directorships, present principal occupation, and employment and material occupations, positions, offices and employments for the past five years of each of our nominees to the Company Board. Each of our nominees is independent under the listing standards of the Nasdaq Stock Market and is not currently affiliated with Sellers Capital, the Company or any subsidiary of the Company. Each of these nominees is a citizen of the United States of America.

Name and Age	Addresses	Present Principal Occupation, Five-Year Employment History and Other Directorships

William M. Adams Age — 38	Business address: Alpine Investors, LP Three Embarcadero Center	Mr. Adams has been a Principal with Alpine Investors, LP since September 2001. Alpine Investors, LP is a private equity investor in micro-cap companies focused

Name and Age	Addresses	Present Principal Occupation, Five-Year Employment History and Other Directorships

	Suite 2330 San Francisco, CA 94111 Residence address: 2140 Steiner Street San Francisco, CA 94115	on firms with less than $100 million of revenue. The firm currently manages $250 million. Mr. Adams focuses primarily on managing and monitoring the operational performance of portfolio companies and developing and implementing growth strategies. Leveraging early career roles that included marketing and sales positions at The Clorox Company and strategic work as a management consultant at The Mitchell Madison Group, a global strategic consulting practice, he works most closely with Alpine’s consumer, retail and direct marketing oriented businesses. Mr. Adams serves on the Boards of Directors of Direct Marketing Solutions, Inc., Lighting By Gregory, McKissock and YLighting, all of which are private companies. He received a Master of Business Administration from the Kellogg Graduate School of Management at Northwestern University and a Bachelor of Arts from Colgate University.

Christopher J. Davino Age — 42	Business address: XRoads Solutions Group, LLC 400 Madison Avenue New York, NY 10017 Residence address: 409 Osprey Point Brielle, NJ 08730	Mr. Davino is a Principal and Head of the Corporate Rescue Group of XRoads Solutions Group, LLC, a corporate restructuring management consulting company, and has held these positions since 2007. He oversees a national advisory practice of approximately 30 professionals providing strategic, operational and financial advice, interim and crisis management, and transactional services to financially distressed middle market companies and their various creditor and interest holder constituencies. Transactional services include mergers and acquisitions, debt and equity capital raising and balance sheet recapitalizations. From early 2006 until 2007, Mr. Davino was President of Osprey Point Advisors, LLC, a firm providing consulting and investment banking services to companies, including capital raising and mergers and acquisitions transactional services. From July 2004 through December 2005, Mr. Davino was President of E-Rail Logistics Inc., a rail-based logistics company, which he founded. Prior to that position, he worked as a restructuring professional at Financo Inc., an investment banking firm, Wasserstein Perella Co., an investment banking firm, and Zolfo Cooper & Co., an advisory and interim management firm providing restructuring services. Mr. Davino is a member of the Board of Directors of Hirsh International Corp., a public company, and has recently served as

Name and Age	Addresses	Present Principal Occupation, Five-Year Employment History and Other Directorships

Chairman of the Board of Directors of Pendum Inc., a national ATM servicing business and a private company, where he directed the company’s restructuring activities, including the sale of the business. Mr. Davino received his Bachelor of Science from Lehigh University.

Jack Jacobs Age — 63	Business address: The Fitzroy Group, Ltd. 6th Floor 2 Balcombe Street London NW1 6NW, UK Residence address: 101 Oaks Road Millington, NJ 07946	Mr. Jacobs has been a principal of The Fitzroy Group, Ltd., a firm that specializes in the development of residential real estate in London and invests both for its own account and in joint ventures with other institutions, for the past five years. He has held the McDermott Chair of Politics at West Point since 2005 and has served as an NBC military analyst since 2002. Mr. Jacobs was a co-founder and Chief Operating Officer of AutoFinance Group Inc., one of the firms to pioneer the securitization of debt instruments, from 1988 to 1989; the firm was subsequently sold to KeyBank. He was a Managing Director of Bankers Trust Corporation, a diversified financial institution and investment bank, where he ran foreign exchange options worldwide and was a partner in the institutional hedge fund business. He retired in 1996 to pursue investments. Mr. Jacobs’ military career included two tours of duty in Vietnam where he was among the most highly decorated soldiers earning three Bronze Stars, two Silver Stars and the Medal of Honor, the nation’s highest combat decoration. He retired from active military duty as a Colonel in 1987. Since January 2007, Mr. Jacobs has served as a member of the Board of Directors of Xedar Corporation, a public company; since June 2006, he has been a director of Visual Management Systems, a private company; and from January 2006 to the present, he has been a director of BioNeutral Laboratories Corporation USA, which has its securities registered under the Exchange Act. Mr. Jacobs received a Bachelor of Arts and a Master’s degree from Rutgers University.

Bruce Steinberg Age — 51	Business address: 58 Frognal London NW3 6XG, UK Residence address: 58 Frognal London NW3 6XG, UK	Mr. Steinberg has served as a consultant for Northern & Shell PLC, a publishing company, since May 2008 and is the former Chief Executive Officer of Hit Entertainment Limited, a television production company in London. During his tenure at Hit Entertainment Limited from June 2005 to March 2008, he turned around declining performance with increased growth for three consecutive years,

Name and Age	Addresses	Present Principal Occupation, Five-Year Employment History and Other Directorships

recruited the senior management, reduced staff costs and consolidated operations. He also restructured the business and revitalized production. Mr. Steinberg managed a staff of 350 with offices in London, New York, Dallas, Manchester, Hong Kong and Tokyo. From December 2002 to July 2004, he was the Chief Executive Officer of Fox Kids Europe Limited, a publicly traded company broadcasting to more than 100 million homes in 57 countries. Mr. Steinberg has more than 20 years of entertainment industry experience. He is currently Non Executive Chairman of Wannabet Ltd., a private company, and a board member of JDRF UK, a charitable organization. Mr. Steinberg received a Master of Business Administration from Harvard Business School and a Bachelor of Arts from Cambridge University and Columbia University.

Our nominees will not receive any compensation from us for their services as directors of the Company. Other than as described in this Consent Solicitation Statement, there are no arrangements or understandings between Sellers Capital and any of our nominees or any other person or persons pursuant to which the nominations described in this Consent Solicitation Statement are to be made, other than the consent by each of our nominees to be named in this Consent Solicitation Statement, to be nominated as a member of the Company Board, and to serve as a director of the Company if elected. Copies of the consents that have been signed by our nominees are included in this Consent Solicitation Statement as Appendix A. None of our nominees has previously served as a director of the Company or has at any time been an employee of the Company. None of our nominees or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings. None of our nominees currently own, beneficially or of record, any Shares or other securities of the Company. None of our nominees has any interest, direct or indirect, by security ownership or otherwise, in the Proposal except as disclosed in this Consent Solicitation Statement.

Although we believe that our nominees are committed to obtaining the best possible result for the Company’s shareholders, there can be no assurance that the election of our nominees will lead to any specific results with respect to the operations or performance of the Company.

In the event that (i) any of our nominees is unable to serve or for good cause is unwilling to serve as a member of the Company Board and/or (ii) the Company makes or announces any changes to its by-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of our nominees, the WHITE consent card will be voted for the election of such other nominee or nominees as Sellers Capital may designate.

The WHITE consent card delivered with this Consent Solicitation Statement provides each shareholder with the opportunity to adopt the Proposal in part by designating the names of any one or more of our nominees whom such shareholder does not want elected to the Company Board.

We recommend and urge you to vote FOR the election to the Company Board of our four nominees listed on the enclosed WHITE consent card.

Current Compensation Policies of the Company for Directors

In the Company’s definitive proxy statement for its 2008 annual meeting of shareholders filed with the SEC on September 29, 2008 (the “Company’s 2008 Proxy Statement”), the Company provided the following information about its director compensation policies. The Company reported that it pays each of its independent directors a $1,000 per diem for in-person attendance, and a $300 per diem for telephonic attendance, at a board or committee meeting. The Company also reported that it pays the chairman of its audit committee an additional $2,500 annually, and the chairman of each of its compensation committee and corporate governance and nominating committee an additional $2,000 annually.

The Company also reported that its historical policy is to compensate each director by issuing 25,000 Shares upon a director’s appointment and by issuing an option to purchase 75,000 Shares every three years (with the first such grant made upon the director’s appointment) under the Company’s 2004 Stock Option Plan.

The Company further reported that, in 2007, it adopted an enhanced equity compensation incentive program for two of its newly appointed directors, Mr. Jonathan F. Miller and Mr. James S. Yaffe, who no longer serve on the Company Board. Upon their appointment as directors, Messrs. Miller and Yaffe each received stock options to purchase 200,000 Shares. These stock options were scheduled to vest at the rate of 40,000 shares per year over five years, subject to the re-election of Messrs. Miller and Yaffe at each annual meeting of shareholders. The Company reported that since Messrs. Miller and Yaffe resigned from the Company Board before being re-elected at the Company’s 2008 annual meeting of shareholders, these stock options will not vest. However, the Company noted that upon their appointment to the Company Board, Messrs. Miller and Yaffe also received a grant of 25,000 Shares. The Company reported in a Current Report on Form 8-K filed with the SEC on August 22, 2008 that Messrs. Yaffe and Miller were appointed to the Company Board on September 1, 2007 and resigned from the Company Board on August 18, 2008. In a Current Report on Form 8-K filed with the SEC on August 11, 2008, the Company disclosed that Mr. Yaffe is the nephew of Mr. Arnie Geller.

The Company also reported that it reimburses each director for medical insurance, and that it pays the annual premium for long-term care insurance for three of its directors, Messrs. Banker, Cretan and Reed.

Sellers Capital’s Proposed Compensation Program for Directors

If the Proposal is adopted and our four nominees to the Company Board are elected, we plan to propose that the Company’s policies for the compensation of its directors be modified. We would propose that each independent director be paid an annual retainer equal to $100,000, to be paid partly in cash and partly in equity. We would propose to allow each director to elect the portion of the annual retainer that they would receive in cash and the portion that they would receive in the form of equity awards, subject to a minimum election of 25% equity. The equity awards would be in the form of stock options and/or restricted stock. We would also propose that each director be paid $1,000 for each board meeting and committee meeting attended, with all out-of-pocket expenses incurred in connection with attendance at such meetings being reimbursed by the Company. In addition, we would propose that the Company Board adopt a policy requiring each director to personally acquire a minimum of 5,000 Shares of the Company.

We believe that our proposed compensation program will assist the Company in attracting the quality of board members that will be necessary for the Company to be successful, and we believe that the equity components of our program will better align the interests of the Company’s directors with the interests of the Company’s shareholders.

Consent Procedures

Action by Consent Without a Meeting

Section 607.0704 of the Florida Business Corporation Act provides that, unless the articles of incorporation of a Florida corporation provide otherwise, any action required or permitted to be taken at any annual or special meeting of shareholders of that corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, describing the action so taken, are dated and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its principal office in Florida, its principal place of business, its corporate secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

Article XII of the Company’s by-laws provides that any written consent solicitation must strictly comply with the requirements of Section 607.0704 of the Florida Business Corporation Act. The Company’s by-laws also provide that any consent solicitation must contain the information described in Article II, Section 4 and Article III, Section 12 of the Company’s by-laws, and that the failure to include such information will result in such shareholder consent solicitation being considered void. We believe that this Consent Solicitation Statement includes all of the information required to be included herein by the Company’s by-laws.

For the Proposal to be adopted, written consents from the holders of at least a majority of the Shares must be delivered to the Company within 60 days of the earliest dated written consent delivered to the Company. Since Sellers Capital delivered its written consent to the Company on December [  ], 2008, written consents from the requisite holders must be delivered to the Company by no later than February [  ], 2009.

On December [  ], 2008, Sellers Capital provided its written consent to the Proposal to the Secretary of the Company, thereby fixing the Record Date for determining shareholders entitled to give their written consent to the Proposal described herein. Under Florida law, shareholders of record as of the close of business on the Record Date will be entitled to one vote for each Share held as of that date. Sellers Capital is the beneficial owner of 4,778,399 Shares, representing approximately 16.3% of the outstanding Shares, based upon the 29,284,999 Shares reported by the Company as being outstanding as of October 6, 2008 in its Quarterly Report on Form 10-Q filed with the SEC on October 10, 2008. By delivering its written consent to the Proposal to the Company, Sellers Capital has voted all of its Shares in favor of the Proposal.

If the Proposal becomes effective as a result of this consent solicitation, the Company will be required under Section 607.0704 of the Florida Business Corporation Act to provide notice within 10 days to the shareholders of the Company who have not executed written consents in favor of the Proposal.

According to publicly available information, the Shares constitute the Company’s only class of voting securities, and each Share entitles its record holder to one vote. Shareholders of the Company do not have cumulative voting rights in the election of directors, and cumulative voting is not applicable in this consent solicitation. Only holders of Shares as of the close of business on the Record Date are entitled to execute written consents in favor of the Proposal. If you are a shareholder of record at the close of business on the Record Date, you will retain your right to consent even if you sell your Shares after the Record Date. Accordingly, it is important that you provide consent for the Shares held by you as of the close of business on the Record Date on the WHITE consent card.

Instructions on How to Provide a Consent

If you are a record holder of Shares as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to the Proposal by marking the

“CONSENTS,” “CONSENT WITHHELD” or “ABSTAINS” box, as applicable, underneath the Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope. The effectiveness of the Proposal will require the properly completed and duly delivered, unrevoked written consent to the Proposal by the holders of record of a majority of the Shares outstanding. Since the Proposal requires the approval of a majority of the Shares outstanding, an abstention will count the same as withholding consent from the Proposal.

The accompanying WHITE consent card will be acted upon in accordance with the shareholder’s instructions on such WHITE consent card. You may consent to the election of our four nominees to the Company Board by marking the “CONSENTS” box or you may withhold consent to the election of any one or more of our nominees by marking the “CONSENTS” box and writing the name of any of our nominees that you do not want to be elected in the space provided on the WHITE consent card. By providing a consent, you will be deemed to provide the consent with respect to all Shares owned by you.

If a shareholder executes and delivers a WHITE consent card, but fails to check a box marked “CONSENTS,” “CONSENT WITHHELD” or “ABSTAINS” for the Proposal, the shareholder will be deemed to have consented to the Proposal.

Your consent is important. Please sign, date and return the enclosed WHITE consent card in the enclosed postage-paid envelope today. Failure to return your consent, or abstaining, will have the same effect as voting against the Proposal.

If your Shares are held in the name of a broker, dealer, commercial bank, trust company or other nominee, only it can execute a consent with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions for a WHITE consent card in favor of the Proposal. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to The Altman Group, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

Revocation of Consents

Any written consent may be revoked prior to the date that the Company receives the required number of consents to adopt the Proposal. To be effective, a revocation must be in writing and received by the Company at its principal office or received by the corporate secretary of the Company or other officer or agent of the Company having custody of the book in which proceedings of meetings of shareholders are recorded. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier revocation. Although a revocation must be delivered to the Company to be effective, we request that a copy of all revocations of consents be mailed, delivered or sent by facsimile to The Altman Group, at its address or facsimile number set forth on the back page of this Consent Solicitation Statement, so that we will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents in favor of the Proposal have been received.

Solicitation of Consents

The solicitation of consents pursuant to this consent solicitation is being made by Sellers Capital LLC and Sellers Capital Master Fund, Ltd., which are referred to together in this Consent Solicitation Statement as “Sellers Capital.” Consents may be solicited by mail, facsimile, telephone, telegraph, e-mail, in person and by advertisements or press releases. Each of our nominees to the Company Board, the other participants named in this Consent Solicitation Statement, and other regular employees of Sellers Capital may assist in the solicitation of consents without any additional remuneration.

We have retained The Altman Group for advisory services in connection with this solicitation and to assist us in the solicitation of consents. For such services, we have agreed to pay The Altman Group a fee not to exceed $35,000, together with reimbursement of its reasonable out-of-pocket expenses. We have also agreed to indemnify The Altman Group against liabilities and expenses arising out of its services to us, including any liabilities under the federal securities laws, except where any such liabilities arise out of The Altman Group’s breach of its agreement with us, gross negligence or willful misconduct. It is anticipated that The Altman Group will utilize approximately 25 of its employees in connection with its services to us in connection with this solicitation.

We plan to solicit consents from individuals, brokers, banks, dealers, bank nominees, trust companies and other institutional holders. We will be requesting banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record, and we will reimburse these record holders for their reasonable out-of-pocket expenses in doing so. We will not pay any fees or commissions to any broker, bank, dealer, bank nominee, trust company or other nominee for the solicitation of consents.

The entire expense of preparing, assembling, printing and mailing this Consent Solicitation Statement and related materials and the cost of soliciting consents will be borne by Sellers Capital. We expect to incur approximately $500,000 in expenses in connection with this consent solicitation. We estimate that through the date hereof, our expenses in connection with this solicitation have been approximately $150,000.

If the Proposal is approved, we will not seek reimbursement of the costs of this solicitation from the Company. However, if the Proposal is approved but we must initiate litigation against the Company in order for the approval of the Proposal to be recognized, we will seek reimbursement for the costs incurred by us in connection with such litigation and otherwise in causing the Company to recognize the approval of the Proposal. If we do seek reimbursement of such expenses from the Company, we do not currently intend to submit the question of such reimbursement to a vote of the Company’s shareholders, unless otherwise required by law.

If you have any questions about this Consent Solicitation Statement or the procedures to be followed to execute and deliver a consent, please contact The Altman Group at one of the telephone numbers set forth on the back page of this Consent Solicitation Statement.

Information About the Participants

This consent solicitation is being made by Sellers Capital LLC and Sellers Capital Master Fund, Ltd., which are referred to together in this Consent Solicitation Statement as “Sellers Capital.” Our board nominees and three of our employees and investors, Mark A. Sellers, Mark A. Hugh Sam and Samuel S. Weiser, are also considered participants in this consent solicitation. Mr. Sellers and Mr. Hugh Sam currently serve on the Company Board. By delivering its written consent to the Proposal to the Company, Sellers Capital has voted all of its Shares in favor of the Proposal. If the Proposal is adopted, Sellers Capital will have nominated six of the eleven directors on the Company Board.

Sellers Capital is the beneficial owner of 4,778,399 Shares of the Company, representing approximately 16.3% of the Company’s outstanding Shares, based upon the 29,284,999 Shares reported by the Company as being outstanding as of October 6, 2008. Additional information about the transactions effected by Sellers Capital in the Shares of the Company, and in options to acquire Shares of the Company, during the past two years is set forth in Appendix B to this Consent Solicitation Statement. None of our board nominees or any of Messrs. Sellers, Hugh Sam or Weiser currently own, beneficially or of record, directly or indirectly, any Shares of the Company, although, as shown in Appendix D to this Consent Solicitation Statement, Mr. Sellers is deemed to beneficially own the Shares of the Company held by Sellers Capital. Each of Sellers Capital LLC and Sellers Capital Master Fund, Ltd. may currently be deemed to be affiliates of the Company within the meaning of the U.S. federal securities laws. As members of the Company Board, Messrs. Sellers and Hugh Sam are currently deemed to be affiliates of the Company within the meaning of the U.S. federal securities laws.

Sellers Capital LLC is a limited liability company organized under the laws of the State of Illinois. Sellers Capital Master Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands. The principal business of Sellers Capital LLC is to advise privately held investment funds, including Sellers Capital Master Fund, Ltd. Sellers Capital LLC is currently the Investment Manager for Sellers Capital Master Fund, Ltd. The principal business of Sellers Capital Master Fund, Ltd. is to operate privately held investment funds for institutions and high net worth individuals. The principal business office of Sellers Capital LLC and Sellers Capital Master Fund, Ltd. in the United States is 311 S. Wacker Drive, Suite 925, Chicago, Illinois 60606. The principal business office of each of Sellers Capital LLC and Sellers Capital Master Fund, Ltd. in the United States was previously 161 N. Clark

Street, Suite 4700, Chicago, Illinois 60601. The record address of Sellers Capital LLC and/or Sellers Capital Master Fund, Ltd. with the Company might incorrectly list their previous address. The principal business office of Sellers Capital Master Fund, Ltd. in the Cayman Islands is c/o M&C Corporate Services, Ugland House, South Church Street, P.O. Box 309 GT, George Town, Grand Cayman, Cayman Islands.

Mark A. Sellers, age 40, has served as a director of the Company since his appointment at Sellers Capital LLC’s request on July 23, 2008. Since 2005, Mr. Sellers has been the founder and managing member of Sellers Capital LLC. Mr. Sellers is also a director of and an indirect investor in Sellers Capital Master Fund, Ltd. Prior to founding Sellers Capital LLC, Mr. Sellers was the Lead Equity Strategist for Morningstar, Inc., a provider of investment research. His business address is Sellers Capital LLC, 311 S. Wacker Drive, Suite 925, Chicago, Illinois 60606. Mr. Sellers is a citizen of the United States of America. The Company disclosed in the Company’s 2008 Proxy Statement that Mr. Sellers qualifies as an independent director of the Company in accordance with the listing standards of the Nasdaq Stock Market.

Mark A. Hugh Sam, age 43, has served as a director of the Company since his appointment at Sellers Capital LLC’s request on July 23, 2008. Since 2005, Mr. Hugh Sam has been a member and Director of Research for Sellers Capital LLC. Mr. Hugh Sam is also an indirect investor in Sellers Capital Master Fund, Ltd. From 2003 to 2005, he was a research analyst for Morningstar, Inc., a provider of investment research. Mr. Hugh Sam is a member of the Canadian Institute of Chartered Accountants and is a Chartered Financial Analyst. His business address is Sellers Capital LLC, 311 S. Wacker Drive, Suite 925, Chicago, Illinois 60606. Mr. Hugh Sam is a citizen of Canada. The Company disclosed in the Company’s 2008 Proxy Statement that Mr. Hugh Sam qualifies as an independent director of the Company in accordance with the listing standards of the Nasdaq Stock Market.

Samuel S. Weiser, age 48, has been a member and the Chief Operating Officer of Sellers Capital LLC since 2007. He is responsible for all non-investment activities. Mr. Weiser is also an indirect investor in Sellers Capital Master Fund, Ltd. From April 2005 to 2007, Mr. Weiser was a Managing Director responsible for the Hedge Fund Consulting Group within Citigroup Inc.’s Global Prime Brokerage division. From 2002 to April 2005, he was the President and Chief Executive Officer of Foxdale Management, LLC, a consulting firm founded by Mr. Weiser that provided operational consulting to hedge funds and litigation support services in hedge fund related securities disputes. From 2001 to 2003, he also served as Chairman of the Managed Funds Association, a lobbying organization for the hedge fund industry. His business address is Sellers Capital LLC, 311 S. Wacker Drive, Suite 925, Chicago, Illinois 60606. Mr. Weiser is a citizen of the United States of America.

Biographical information of each of our board nominees is set forth in this Consent Solicitation Statement under the section titled “The Proposal — Election of Our Four Board Nominees,” which we urge you to read.

Additional information about each of the participants in this consent solicitation is set forth in Appendix C to this Consent Solicitation Statement.

Other Matters and Additional Information

Security Ownership of Certain Beneficial Owners and Management

Appendix D to this Consent Solicitation Statement sets forth certain information regarding beneficial ownership of the Company’s Shares by certain beneficial owners and the Company’s management. We have taken the information contained in Appendix D from the Company’s 2008 Proxy Statement, and we assume no responsibility for the accuracy or completeness of this information. However, we have updated this information from the Company’s 2008 Proxy Statement by including updated information of Sellers Capital and its current designees on the Company Board and have updated the share ownership percentages shown in Appendix D by using the most recently reported outstanding share information of the Company, which it reported in its Quarterly Report on Form 10-Q filed with the SEC on October 10, 2008. In that Form 10-Q, the Company reported that it had 29,284,999 Shares outstanding as of October 6, 2008.

Information about the Company

Based on documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 3340 Peachtree Road, N.E., Suite 2250, Atlanta, Georgia 30326.

The information about the Company contained in this Consent Solicitation Statement and the Appendices attached hereto has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Consent Solicitation Statement that has been taken from such documents is inaccurate or incomplete, we assume no responsibility for the accuracy or completeness of such information, except as may be required by law.

Shareholder Proposals for the Company’s 2009 Annual Meeting

Pursuant to the Company’s 2008 Proxy Statement, the Company stated that it will include in its proxy materials for its 2009 annual meeting of shareholders shareholder proposals that comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if such proposals are received by the Company no later than February 23, 2009. The Company stated that it will not include in its proxy materials shareholder proposals received after February 23, 2009. Shareholder proposals submitted for inclusion in the Company’s proxy materials are required by the Company to be mailed to the following address: Premier Exhibitions, Inc., 3340 Peachtree Road, N.E., Suite 2250, Atlanta, Georgia 30326, Attention: Corporate Secretary.

The Company also stated in the Company’s 2008 Proxy Statement that shareholder proposals that are not submitted for inclusion in the Company’s proxy materials pursuant to Rule 14a-8 under the Exchange Act, as described above, may be brought before the 2009 annual meeting in accordance with the Company’s by-laws. The Company stated that its by-laws describe the information required in any such notice and also require that the Company receive notice of such proposals not less than 45 days nor more than 60 days prior to the date of the annual meeting. Thus, the Company stated that for the 2009 annual meeting, assuming that it is held on Wednesday, August 5, 2009, it must receive shareholder proposals that are not submitted for inclusion in its proxy materials between June 6, 2009 and June 21, 2009. The Company further stated that, in accordance with its by-laws, it will not permit shareholder proposals that do not comply with the foregoing notice requirement to be brought before the 2009 annual meeting of shareholders. Shareholder proposals that are not submitted for inclusion in the Company’s proxy statement are required by the Company to be mailed to the following address: Premier Exhibitions, Inc., 3340 Peachtree Road, N.E., Suite 2250, Atlanta, Georgia 30326, Attention: Corporate Secretary.

We have taken this information from the Company’s 2008 Proxy Statement, and we assume no responsibility for the accuracy or completeness of this information.

Forward-Looking Statements

This Consent Solicitation Statement contains statements that are not historical facts but are “forward-looking” in nature. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or conditions to be materially different from any future results, performance, achievements or conditions expressed or implied by such forward-looking statements. In some cases, such forward-looking statements may be identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends” or “believes” or the negative of such terms or other comparable terminology. Shareholders should not place undue reliance on any such forward-looking statements.

Sellers Capital LLC
Sellers Capital Master Fund, Ltd.

December [  ], 2008

Appendix A

Consents of our Board Nominees to Serve

CONSENT

The undersigned hereby consents to be nominated as a director of Premier Exhibitions, Inc. (the “Company”) and to being named as such nominee in the proxy and/or consent solicitation materials filed with the Securities and Exchange Commission and/or otherwise distributed by Sellers Capital LLC, the Company, any of their affiliates, or any of the other participants in any such solicitation, in connection with the solicitation of proxies and/or written consents for the undersigned’s election or appointment at any annual or special meeting of the Company held, or pursuant to any action without a meeting taken, within six months of the date set forth below. The undersigned further consents to serve on the Board of Directors of the Company if so elected or appointed at any such meeting or pursuant to any such action without a meeting.

In witness hereof, the undersigned hereby executes this consent as of the date written below.

Signed:

Print Name: William M. Adams

Date: December 3, 2008

CONSENT

The undersigned hereby consents to be nominated as a director of Premier Exhibitions, Inc. (the “Company”) and to being named as such nominee in the proxy and/or consent solicitation materials filed with the Securities and Exchange Commission and/or otherwise distributed by Sellers Capital LLC, the Company, any of their affiliates, or any of the other participants in any such solicitation, in connection with the solicitation of proxies and/or written consents for the undersigned’s election or appointment at any annual or special meeting of the Company held, or pursuant to any action without a meeting taken, within six months of the date set forth below. The undersigned further consents to serve on the Board of Directors of the Company if so elected or appointed at any such meeting or pursuant to any such action without a meeting.

In witness hereof, the undersigned hereby executes this consent as of the date written below.

Signed:

Print Name: Christopher J. Davino

Date: November 25, 2008

A-1

CONSENT

The undersigned hereby consents to be nominated as a director of Premier Exhibitions, Inc. (the “Company”) and to being named as such nominee in the proxy and/or consent solicitation materials filed with the Securities and Exchange Commission and/or otherwise distributed by Sellers Capital LLC, the Company, any of their affiliates, or any of the other participants in any such solicitation, in connection with the solicitation of proxies and/or written consents for the undersigned’s election or appointment at any annual or special meeting of the Company held, or pursuant to any action without a meeting taken, within six months of the date set forth below. The undersigned further consents to serve on the Board of Directors of the Company if so elected or appointed at any such meeting or pursuant to any such action without a meeting.

In witness hereof, the undersigned hereby executes this consent as of the date written below.

Signed:

Print Name: Jack Jacobs

Date: November 25, 2008

CONSENT

The undersigned hereby consents to be nominated as a director of Premier Exhibitions, Inc. (the “Company”) and to being named as such nominee in the proxy and/or consent solicitation materials filed with the Securities and Exchange Commission and/or otherwise distributed by Sellers Capital LLC, the Company, any of their affiliates, or any of the other participants in any such solicitation, in connection with the solicitation of proxies and/or written consents for the undersigned’s election or appointment at any annual or special meeting of the Company held, or pursuant to any action without a meeting taken, within six months of the date set forth below. The undersigned further consents to serve on the Board of Directors of the Company if so elected or appointed at any such meeting or pursuant to any such action without a meeting.

In witness hereof, the undersigned hereby executes this consent as of the date written below.

Signed:

Print Name: Bruce Steinberg

Date: December 1, 2008

A-2

Appendix B

Transactions by Sellers Capital in Company Shares
During the Past Two Years

The following table sets forth information with respect to all purchases and sales of Shares of the Company effected by Sellers Capital during the past two years (including purchases of Shares effected through the exercise of exchange-traded call options). Shares of the Company purchased by Sellers Capital were generally paid for with available cash, but on some occasions purchases of Shares were temporarily financed through the buying power in Sellers Capital’s margin account. Sellers Capital currently has no margin indebtedness or other indebtedness outstanding relating to any Shares of the Company that it currently beneficially owns.

		Number of Shares
Transaction Date	Bought/Sold	Bought/(Sold)	Price per Share ($)

5/9/2007	BOUGHT	140,080	13.0201
5/10/2007	BOUGHT	320,894	13.3967
5/11/2007	BOUGHT	208,053	12.1080
5/14/2007	BOUGHT	147,159	13.7172
5/14/2007	BOUGHT	9,827	13.7500
5/14/2007	BOUGHT	179,502	13.9619
5/14/2007	BOUGHT	33,781	13.8450
5/15/2007	BOUGHT	63,432	13.8511
5/15/2007	BOUGHT	1,568	13.8700
5/21/2007	BOUGHT	9,922	14.2000
6/18/2007	SOLD	(442,473)	17.9502
6/18/2007	BOUGHT	4,922	17.9690
6/18/2007	SOLD	(4,922)	18.0000
6/19/2007	SOLD	(98,429)	17.7504
6/22/2007	BOUGHT	9,442	15.9937
6/26/2007	BOUGHT	13,892	15.2000
6/27/2007	BOUGHT	10,640	14.9403
7/25/2007	BOUGHT	4,419	16.8882
7/27/2007	BOUGHT	107,521	16.0015
7/30/2007	BOUGHT	2,702	16.0075
7/30/2007	BOUGHT	393	16.0000
7/31/2007	BOUGHT	3,600	16.5600
8/1/2007	BOUGHT	29,300	15.9219
8/2/2007	BOUGHT	36,627	15.9545
8/3/2007	BOUGHT	87,385	15.7768
8/6/2007	BOUGHT	96,443	14.9878
8/7/2007	BOUGHT	54,746	15.3085
8/7/2007	BOUGHT	5,631	15.2534
8/8/2007	BOUGHT	13,293	15.5198
8/8/2007	BOUGHT	5,361	15.1924
8/8/2007	BOUGHT	2,083	15.1319
8/9/2007	BOUGHT	54,560	14.8308
8/9/2007	SOLD	(4,464)	14.5078
8/15/2007	BOUGHT	105,776	14.8914

		Number of Shares
Transaction Date	Bought/Sold	Bought/(Sold)	Price per Share ($)

8/16/2007	BOUGHT	55,734	13.3039
8/16/2007	SOLD	(9,916)	13.4900
8/16/2007	BOUGHT	99,158	13.6995
8/17/2007	BOUGHT	100	14.6900
8/20/2007	BOUGHT	1,684	14.3856
8/20/2007	SOLD	(24,395)	14.6870
8/22/2007	SOLD	(149,194)	15.0057
8/31/2007	BOUGHT	490	15.6900
9/4/2007	BOUGHT	99,686	15.6364
9/21/2007	BOUGHT (option exercise)	57,500	12.5000
9/28/2007	BOUGHT	71,433	14.9564
9/28/2007	BOUGHT	47,574	14.7112
10/8/2007	BOUGHT	23,827	14.9215
10/10/2007	BOUGHT	35,815	14.3384
10/11/2007	BOUGHT	93,649	13.8798
10/11/2007	BOUGHT	49,329	13.8600
10/15/2007	SOLD	(4,958)	14.3155
10/15/2007	SOLD	(49,588)	14.0360
10/19/2007	BOUGHT (option exercise)	180,900	12.5000
10/23/2007	SOLD	(30,000)	13.2238
10/24/2007	SOLD	(25,000)	12.9101
10/25/2007	SOLD	(41,000)	13.2292
10/29/2007	BOUGHT	9,100	11.6500
10/30/2007	BOUGHT	15,087	10.7654
10/31/2007	BOUGHT	25,000	10.9989
11/1/2007	BOUGHT	49,581	10.6361
11/12/2007	BOUGHT	10,500	9.8112
11/19/2007	SOLD	(25,171)	10.1766
12/4/2007	BOUGHT	26,000	11.4508
12/13/2007	SOLD	(63,676)	9.7909
12/21/2007	BOUGHT (option exercise)	15,000	10.0000
12/31/2007	BOUGHT	23,110	11.0424
1/8/2008	BOUGHT	44,400	8.6352
1/9/2008	BOUGHT	272,500	6.7410
1/22/2008	BOUGHT	12,400	5.6861
1/23/2008	BOUGHT	50,000	5.4332
1/24/2008	BOUGHT	100,000	5.6338
1/25/2008	BOUGHT	200,000	5.6146
1/28/2008	BOUGHT	138,075	5.5378
1/29/2008	BOUGHT	44,645	5.8461
2/5/2008	BOUGHT	9,874	6.8883
3/10/2008	SOLD	(3,000)	4.6500
3/12/2008	BOUGHT	52,000	4.5208
3/13/2008	BOUGHT	117,002	4.6742

		Number of Shares
Transaction Date	Bought/Sold	Bought/(Sold)	Price per Share ($)

3/14/2008	BOUGHT	227,548	4.7260
3/17/2008	BOUGHT	185,222	4.6898
3/18/2008	BOUGHT	56,713	4.6517
3/19/2008	BOUGHT	15,495	4.9285
3/20/2008	SOLD	(15,000)	4.7260
4/1/2008	SOLD	(94,360)	6.2746
4/24/2008	BOUGHT	49,500	5.0088
5/2/2008	SOLD	(12,218)	5.9447
5/23/2008	BOUGHT	36,700	4.5981
6/4/2008	BOUGHT	24,200	4.5286
6/9/2008	BOUGHT	64,300	4.4766
6/10/2008	BOUGHT	1,600	4.4194
6/11/2008	BOUGHT	13,600	4.3983
6/30/2008	BOUGHT	67,500	4.5831
6/30/2008	BOUGHT	50,000	4.5212
7/1/2008	BOUGHT	23,764	4.1981
7/1/2008	BOUGHT	4,500	4.4100
7/2/2008	BOUGHT	60,150	4.1640
7/3/2008	BOUGHT	30,390	4.1489
7/7/2008	BOUGHT	5,800	3.9972
7/8/2008	BOUGHT	23,076	3.8726
7/8/2008	BOUGHT	200	3.7800
7/9/2008	BOUGHT	15,000	2.9525
7/9/2008	BOUGHT	718,700	3.2727
7/10/2008	BOUGHT	156,000	3.5581
7/14/2008	BOUGHT	113,500	3.6288
7/15/2008	BOUGHT	137,598	3.6158
7/16/2008	BOUGHT	1,000	3.6500

The following table sets forth information with respect to all transactions effected by Sellers Capital in exchange-traded call options to acquire Shares of the Company during the past two years (including all acquisitions, sales, exercises and unexercised expirations). All of the acquisitions and sales of call options by Sellers Capital shown below were effected through the Chicago Board Options Exchange. All exercises of call options shown below are also shown as Share purchases in the table set forth above.

		Bought/Sold/	Number of Call	Option Price per
Transaction Date	Terms of Call Option	Exercised/Expired	Options	Share ($)

8/16/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	50	1.9000
8/16/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	100	1.8500
9/7/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	500	2.2699
9/11/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	185	2.1500
9/18/2007	Option to buy 100 shares at $12.50 per share	SOLD	(260)	2.6288
9/21/2007	Option to buy 100 shares at $12.50 per share	EXERCISED	(575)	—
9/28/2007	Option to buy 100 shares at $10.00 per share	BOUGHT	150	5.6000
9/28/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	805	3.1019
9/28/2007	Option to buy 100 shares at $15.00 per share	BOUGHT	610	1.2295
10/2/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	100	4.1000
10/2/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	119	2.8000
10/3/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	2	3.9000
10/3/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	198	3.9500
10/3/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	350	2.7000
10/8/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	135	2.6478
10/10/2007	Option to buy 100 shares at $12.50 per share	BOUGHT	400	2.7438
10/10/2007	Option to buy 100 shares at $15.00 per share	BOUGHT	150	0.9000
10/19/2007	Option to buy 100 shares at $12.50 per share	EXERCISED	(1,809)	—
10/30/2007	Option to buy 100 shares at $10.00 per share	BOUGHT	150	2.7500
12/21/2007	Option to buy 100 shares at $10.00 per share	EXERCISED	(150)	—
3/21/2008	Option to buy 100 shares at $10.00 per share	EXPIRED UNEXERCISED	(150)	—
3/21/2008	Option to buy 100 shares at $12.50 per share	EXPIRED UNEXERCISED	(300)	—
3/21/2008	Option to buy 100 shares at $15.00 per share	EXPIRED UNEXERCISED	(760)	—

Appendix C

Additional Information About the Participants in this Consent Solicitation

Except as set forth in this Consent Solicitation Statement or in the Appendices hereto, none of Sellers Capital LLC, Sellers Capital Master Fund, Ltd., any of our board nominees, or any of the other persons named in this Consent Solicitation Statement as being participants in this consent solicitation, or any associate of any of the foregoing persons (collectively, the “Participants” and each, “Participant”) (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company, or any parent or subsidiary of the Company, of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company’s last fiscal year, (vii) has any arrangement or understanding with respect to future employment by the Company or any of its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party, or (viii) has engaged in or had, or is deemed to have, a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, or series of similar transactions, to which the Company or any of its affiliates was or is to be a party, in which the amount involved exceeds $120,000.

In addition, except as set forth in this Consent Solicitation Statement or in the Appendices hereto, (i) none of the corporations or organizations in which any Participant has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of the Company, (ii) none of the Participants holds any position or office with the Company or has any family relationship with any executive officer or director of the Company or each other, and (iii) there are no material proceedings to which any Participant is a party adverse to the Company or any of its subsidiaries, or in which any Participant has a material interest adverse to the Company or any of its subsidiaries.

During the past five years and, with respect to (b) below, during the past 10 years, except as set forth in this Consent Solicitation Statement or in the Appendices hereto:

(a) No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of, any Participant, or any partnership in which any Participant was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(b) No Participant has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations, similar misdemeanors and other minor offenses);

(c) No Participant has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

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(d) No Participant has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity;

(e) No Participant has been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated; and

(f) No Participant has been found by a court of competent jurisdiction in a civil action or by the Commodities Futures Trading Commission to have violated any federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

No Participant has failed to file on a timely basis any reports related to the Company that are required by Section 16(a) of the Exchange Act.

In the instances where this Consent Solicitation Statement does not directly address a disclosure that is required of the Participants under Schedule 14A, no matters requiring disclosure exist.

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Appendix D

Common Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the Company’s Shares by each shareholder known to be the beneficial owner of more than 5% of the outstanding Shares of the Company and the beneficial ownership of the Company’s Shares by each of the Company’s directors and named executive officers, and the directors and executive officers as a group. We have taken this information from the Company’s 2008 Proxy Statement, and we assume no responsibility for the accuracy or completeness of this information. However, we have updated this information from the Company’s 2008 Proxy Statement by including updated information of Sellers Capital and its current designees on the Company Board and have updated the share ownership percentages shown below by using the most recently reported outstanding share information of the Company, which it reported in its Quarterly Report on Form 10-Q filed with the SEC on October 10, 2008. In that Form 10-Q, the Company reported that it had 29,284,999 Shares outstanding as of October 6, 2008.

	Common Stock
	Beneficially Owned
	Number of	Percentage of
Beneficial Owners:	Shares (#)	Class (%)(1)

Sellers Capital LLC(2)	4,778,399	16.3
Sellers Capital Master Fund, Ltd.(2)	4,778,399	16.3
Goldman Sachs Asset Management, L.P.(3)	2,335,470	8.0
William S. and Janice S. Gasparrini(4)	2,888,937	9.9
Morgan Stanley(5)	1,956,348	6.7
Directors and Executive Officers:
Douglas Banker(6)	298,750	1.0
N. Nick Cretan(6)	293,750	1.0
Arnie Geller(7)	2,981,717	9.9
Mark A. Hugh Sam	—	—
Harold W. Ingalls(9)	85,100	—
Mark A. Sellers(8)	4,778,399	16.3
Alan B. Reed(10)	58,040	—
Kelli L. Kellar(11)	25,000	—
Thomas Zaller(12)	250,000	—
Bruce Eskowitz(13)	—	—
Brian Wainger(14)	200,000	—
Stephen Couture(15)	216,667	—
Directors and executive officers as a group (12 persons)	9,187,423	29.5

(1)	As of October 6, 2008, with percentages based on 29,284,999 Shares issued and outstanding, except where the person has the right to acquire shares within the next 60 days (as indicated in the other footnotes to this table), which increases the number of Shares beneficially owned by such person and the number of Shares outstanding. Under the rules of the SEC, “beneficial ownership” is deemed to include shares for which an individual, directly or indirectly, has or shares voting or dispositive power, whether or not they are held for the individual’s benefit, and includes shares that may be acquired within 60 days, including, but not limited to, the right to acquire shares by exercise of options. Shares that could be acquired within 60 days of the date of the Company’s 2008 Proxy Statement are referred to in the footnotes to this table as “presently exercisable options.” Unless otherwise indicated in the footnotes to this table, each shareholder named in the table has sole voting and investment power with respect to all Shares shown as beneficially owned by that shareholder. We have omitted percentages of less than 1% from the table.

(2)	Sellers Capital Master Fund, Ltd. beneficially owns 4,778,399 Shares, but Sellers Capital LLC, as Investment Manager for Sellers Capital Master Fund, Ltd., has sole voting and dispositive power with respect to such Shares. In addition, as affiliated companies, Sellers Capital LLC and Sellers Capital Master Fund, Ltd. are deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act. The principal business office of Sellers Capital LLC is 311 S. Wacker Drive, Suite 925, Chicago, Illinois 60606. The principal business office of Sellers Capital Master Fund, Ltd. in the United States is 311 S. Wacker Drive, Suite 925, Chicago, Illinois 60606. As a control affiliate of Sellers Capital LLC and Sellers Capital Master Fund, Ltd., Mr. Sellers is deemed to beneficially own the 4,778,399 Shares that are beneficially owned by Sellers Capital LLC and Sellers Capital Master Fund, Ltd.

(3)	This information as to the beneficial ownership of the Company’s Shares is based on the Schedule 13G dated January 23, 2008 filed with the SEC by Goldman Sachs Asset Management, L.P., and is based on 29,284,999 Shares issued and outstanding. Goldman Sachs Asset Management, L.P. reports sole voting power with respect to 1,738,205 of such Shares, shared voting and dispositive power with respect to 95,900 of such Shares and sole dispositive power with respect to 2,239,570 of such Shares. The principal business office of Goldman Sachs Asset Management, L.P. is 32 Old Slip, New York, New York 10005.

(4)	This information as to the beneficial ownership of the Company’s Shares is based on the Schedule 13D dated July 6, 2005 filed with the SEC by William S. Gasparrini and Janice S. Gasparrini, and is based on 29,284,999 Shares issued and outstanding. Mr. Gasparrini reports sole voting and dispositive power with respect to 544,994 of such Shares and Mr. and Mrs. Gasparrini report shared voting and dispositive power with respect to 1,743,943 of such Shares. The Gasparrinis’ address is 23 Oak Street, Greenwich, Connecticut 06830.

(5)	This information as to the beneficial ownership of the Company’s Shares is based on the Schedule 13G dated February 14, 2008 filed with the SEC by Morgan Stanley and Morgan Stanley Investment Management Inc., and is based on 29,284,999 Shares issued and outstanding. The Shares being reported by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser, in accordance with Section 13(d) of the Exchange Act. Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley. Morgan Stanley reports sole voting power with respect to 1,815,542 of such Shares and sole dispositive power with respect to 1,956,348 of such Shares. Morgan Stanley Investment Management Inc. reports sole voting power with respect to 1,765,134 of such Shares and sole dispositive power with respect to 1,839,046 of such Shares. The principal business office of Morgan Stanley is 1585 Broadway, New York, New York 10036, and the principal business office of Morgan Stanley Investment Management Inc. is 522 Fifth Avenue, New York, New York 10036.

(6)	The amount shown includes presently exercisable options to purchase 218,750 Shares.

(7)	The amount shown includes (i) 1,267,300 Shares held as tenancy by the entities by Mr. Geller and his wife, Judith Geller, (ii) presently exercisable options held by Mr. Geller to purchase 718,750 Shares, and (iii) 83,167 Shares held by Judith Geller.

(8)	As a control affiliate of Sellers Capital LLC and Sellers Capital Master Fund, Ltd., Mr. Sellers is deemed to beneficially own the 4,778,399 Shares that are beneficially owned by Sellers Capital LLC and Sellers Capital Master Fund, Ltd.

(9)	The amount shown includes 75,000 restricted Shares that vest over a three-year period, with one-third of those Shares vesting on each of the first, second and third anniversaries of Mr. Ingalls’ amended and restated employment agreement dated February 20, 2008.

(10)	The amount shown includes 4,000 Shares held by Mr. Reed as custodian for his daughter, 33,207 Shares beneficially owned by Mr. Reed’s wife, Elizabeth A. Reed, and presently exercisable options to purchase 20,833 Shares.

(11)	The amount shown includes 20,000 restricted Shares that vest over a three-year period, with one-third of those Shares vesting on each of the first, second and third anniversaries of Ms. Kellar’s amended and restated employment agreement dated November 27, 2007.

(12)	These Shares represent presently exercisable options held by Mr. Zaller.

(13)	Effective as of August 19, 2008, Mr. Eskowitz resigned as the Company’s President and Chief Executive Officer and as a director. Pursuant to the terms of Mr. Eskowitz’s separation agreement, he forfeited all restricted stock awards and stock options previously granted to him by the Company.

(14)	These Shares represent presently exercisable options held by Mr. Wainger. Effective as of August 19, 2008, Mr. Wainger resigned as the Company’s Vice President, Chief Legal Counsel and Secretary. Mr. Wainger’s options to purchase Shares remained outstanding.

(15)	These Shares represent presently exercisable options held by Mr. Couture. Mr. Couture resigned as the Company’s Vice President, Chief Financial Officer and a director effective as of February 15, 2008.

Important

Your vote is important. No matter how many Shares you own, please give us your consent FOR the Proposal described in this Consent Solicitation Statement by taking three steps:

•	SIGNING the enclosed WHITE consent card,

•	DATING the enclosed WHITE consent card, and

•	MAILING the enclosed WHITE consent card TODAY in the enclosed postage-paid envelope.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the WHITE consent card representing your Shares. We urge you to confirm in writing your instructions to The Altman Group at the address or facsimile number provided below so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions, require assistance in voting your WHITE consent card, or need any additional copies of our consent solicitation materials, please call The Altman Group at one of the telephone numbers listed below.

The Altman Group, Inc.

1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Shareholders call toll free: 866-828-6934
Banks and Brokers call collect: 201-806-7300
Fax: 201-460-0050

[PRELIMINARY COPY — SUBJECT TO COMPLETION DATED DECEMBER 12, 2008]

CONSENT CARD

Consent by Shareholders of Premier Exhibitions, Inc.
To Action Without a Meeting

THIS CONSENT IS SOLICITED BY SELLERS CAPITAL LLC
AND SELLERS CAPITAL MASTER FUND, LTD.

THIS CONSENT IS NOT BEING SOLICITED BY THE BOARD OF DIRECTORS
OR MANAGEMENT OF PREMIER EXHIBITIONS, INC.

The undersigned, a shareholder of record of Premier Exhibitions, Inc. (the “Company”), hereby consents pursuant to Section 607.0704 of the Florida Business Corporation Act with respect to all shares of common stock, par value $.0001 per share, of the Company held by the undersigned to the following action without a meeting of the shareholders of the Company:

RESOLVED, that each of William M. Adams, Christopher J. Davino, Jack Jacobs and Bruce Steinberg is hereby elected to the Board of Directors of Premier Exhibitions, Inc. (the “Company”) to fill the four vacancies on the Board of Directors and to hold office until the Company’s next annual meeting of shareholders and until such person’s successor has been elected and qualified.

☐ CONSENTS	☐ CONSENT WITHHELD	☐ ABSTAINS

To withhold consent to the election of any one or more nominees, write the name(s)
anywhere in the following spaces:

In the event that (i) any of these nominees is unable to serve or for good cause is unwilling to serve as a member of the Company’s board of directors and/or (ii) the Company makes or announces any changes to its by-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of these nominees, this consent card will be voted for the election of such other nominee or nominees as Sellers Capital LLC and/or Sellers Capital Master Fund, Ltd. may designate.

INSTRUCTIONS

Check the appropriate box above to consent or withhold consent to, or abstain from, the resolution set forth above.

IF NO BOX IS MARKED FOR THE PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO THE RESOLUTION, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN ANYWHERE IN THE SPACES PROVIDED ABOVE. IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO THE RESOLUTION SET FORTH ABOVE.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS CONSENT CARD PROMPTLY!

- TO BE SIGNED AND DATED ON THE REVERSE SIDE -

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE SIGNED AND DATED

IN WITNESS WHEREOF, the undersigned has executed this shareholder consent on the date set forth below.

Date:

Print Name of Shareholder (Individual or Entity Name)

Signature of Shareholder (or Representative of Entity)

Signature (if held jointly by individuals)

Name and Title of Representative of Entity (if applicable — See Note below)

IMPORTANT NOTE TO SHAREHOLDERS:
Please sign exactly as your shares are registered. Joint owners should both sign. When signing as executor, trustee, administrator, guardian, officer of a corporation, attorney-in-fact or in any other fiduciary or representative capacity, please give your full name and title. This consent, when executed, will vote all shares held in all capacities. Be sure to date this Consent Card.

**THIS IS YOUR CONSENT CARD**